UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Future Health ESG Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

36118W102

(CUSIP Number)

March 26, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36118W102

1	NAME OF REPORTING PERSONS Future Health ESG Associates 1, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 921,514(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,514(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,514(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 36118W102

1	NAME OF REPORTING PERSONS Travis A. Morgan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,123,286(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,123,286(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,123,286(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 36118W102

1	NAME OF REPORTING PERSONS Bradley A. Bostic
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,235,785(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,235,785(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,785(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.8%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 36118W102

1		NAME OF REPORTING PERSONS m2 Enterprises Holdings, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 193,773(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 193,773(1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,773(1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%(1)(2)(3)
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 36118W102

1	NAME OF REPORTING PERSONS BEA Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 193,773(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 193,773(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,773(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 36118W102

1	NAME OF REPORTING PERSONS MB Equity, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,999(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,999(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,999(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 4. These are founder shares purchased prior to the Issuer’s initial public offering as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-258911) (the “Registration Statement”). Bradley A. Bostic and Travis A. Morgan are the managers of Future Health ESG Associates 1, LLC (the “Sponsor”). Mr. Bostic and his spouse own 100% of BEA Holdings, LLC. Mr. Morgan and his spouse own 100% of m2 Enterprises Holdings, LLC. Each of Messrs. Bostic and Morgan is a manager and 50% owner of MB Equity, LLC. Consequently, (i) Mr. Bostic may be deemed the beneficial owner of the shares held by the Sponsor, BEA Holdings, LLC and MB Equity, LLC and has shared voting and dispositive control over such securities and (ii) Mr. Morgan may be deemed the beneficial owner of the shares held by the Sponsor, m2 Enterprises Holdings, LLC and MB Equity, LLC and has shared voting and dispositive control over such securities. As contemplated in connection with the initial public offering of the Issuer, 750,000 of the founder shares were forfeited by the holders thereof to the Issuer for no consideration and cancelled because the underwriters of the Issuer’s initial public offering did not exercise their over-allotment option as described in the Registration Statement. On February 23, 2024, the Issuer entered into a Purchase and Sponsor Handover Agreement (as amended to date, the “Purchase and Sponsor Handover Agreement”) with the Sponsor and Blufire Capital Limited, an Abu Dhabi private company limited by shares (the “New Sponsor”), pursuant to which, effective March 26, 2024, (i) the Sponsor and certain insiders and anchor investors of the Issuer transferred and assigned 3,020,202 founder shares (including (a) 1,698,486 founder shares from the Sponsor, (b) 295,602 founder shares from each of BEA Holdings, LLC and m2 Enterprises Holdings, LLC and (c) 12,203 founder shares from MB Equity, LLC) and 3,875,000 warrants to purchase shares of the Issuer’s common stock in exchange for the New Sponsor assuming certain liabilities in an aggregate amount of approximately $500,000 of the Issuer and the Sponsor, including all ongoing expenses associated with and expected for the consummation of an initial business combination, costs and expenses incurred by the Issuer in the ordinary course of business or in connection with the transactions contemplated by the Purchase and Sponsor Handover Agreement, and $250,000 in cash payable upon the execution of a letter of intent to enter into a business combination by the Issuer with a potential target, and (ii) the New Sponsor became the sponsor of the Issuer (together, the “Sponsor Handover”). In connection with the Sponsor Handover, the Sponsor also transferred 5,000 founder shares to an advisory and strategic communications firm as payment for certain investor relations and advisory services.
(2)	Excludes (i) 2,500,000 shares which may be purchased by exercising warrants that are not presently exercisable and (ii) 44,545 shares held directly by hc1 Insights, Inc. (formerly known as hc1.com, Inc.) (following the transfer of 67,954 founder shares to the New Sponsor as part of the Sponsor Handover) as the Reporting Persons do not have voting and dispositive control over such securities.
(3)	Based on 5,936,447 shares of common stock issued and outstanding as of March 5, 2024 as reported in the Issuer’s Schedule 14f-1 Information Statement filed with the Securities and Exchange Commission on March 5, 2024.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13G (this “Schedule 13G/A”) is being filed on behalf of the Reporting Persons (as defined below) for the purpose of updating the ownership percentages of the Reporting Persons reported in the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (the “Original 13G”) as a result of the transactions originally reported in the Current Report on Form 8-K filed by the Issuer (as defined below) with the SEC on February 23, 2024, which, pursuant to a Purchase and Sponsor Handover Agreement (as amended to date, the “Purchase and Sponsor Handover Agreement”) entered into by and among the Issuer, the Sponsor (as defined below) and Blufire Capital Limited, an Abu Dhabi private company limited by shares (the “New Sponsor”), were consummated on March 26, 2024 (such transactions collectively, the “Sponsor Handover”). In connection with the Sponsor Handover, (i) the Sponsor and certain insiders and anchor investors of the Issuer transferred and assigned 3,020,202 founder shares (including (a) 1,698,486 founder shares from the Sponsor, (b) 295,602 founder shares from each of BEA Holdings, LLC and m2 Enterprises Holdings, LLC and (c) 12,203 founder shares from MB Equity, LLC) and 3,875,000 warrants to purchase shares of the Issuer’s common stock in exchange for the New Sponsor assuming certain liabilities in an aggregate amount of approximately $500,000 of the Issuer and the Sponsor, including all ongoing expenses associated with and expected for the consummation of an initial business combination, costs and expenses incurred by the Issuer in the ordinary course of business or in connection with the transactions contemplated by the Purchase and Sponsor Handover Agreement, and $250,000 in cash payable upon the execution of a letter of intent to enter into a business combination by the Issuer with a potential target, and (ii) the New Sponsor became the sponsor of the Issuer. In connection with the Sponsor Handover, the Sponsor also transferred 5,000 founder shares to an advisory and strategic communications firm as payment for certain investor relations and advisory services.

This Schedule 13G/A is being filed to report amendments to the Original 13G as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Original 13G.

Item 1(a).	Name of Issuer

Future Health ESG Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

8 The Green, Suite 12081, Dover, DE 19901

Item 2(a).	Names of Persons Filing

Future Health ESG Associates 1, LLC (the “Sponsor”)

Bradley A. Bostic

Travis A. Morgan

m2 Enterprises Holdings, LLC

BEA Holdings, LLC

MB Equity, LLC (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

8 The Green, Suite 12081, Dover, DE 19901

Item 2(c).	Citizenship

Future Health ESG Associates 1, LLC is a limited liability company formed in Delaware.

Messrs. Bostic and Morgan are citizen of the United States of America.

m2 Enterprises Holdings, LLC is a limited liability company formed in Indiana.

BEA Holdings, LLC is a limited liability company formed in Indiana.

MB Equity, LLC is a limited liability company formed in Indiana.

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share.

The shares of common stock are the class of common stock of the Issuer registered pursuant to the Act.

Item 2(e).	CUSIP Number

36118W102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Future Health ESG Associates 1, LLC	921,514	15.5%	0	921,514	0	921,514
Bradley A. Bostic	1,235,785	20.8%	0	1,235,785	0	1,235,785
Travis A. Morgan	1,123,286	18.9%	0	1,123,286	0	1,123,286
m2 Enterprises Holdings, LLC	193,773	3.3%	0	193,773	0	193,773
BEA Holdings, LLC	193,773	3.3%	0	193,773	0	193,773
MB Equity, LLC	7,999	0.1%	0	7,999	0	7,999

The percentage of the shares of common stock held by the Reporting Persons is based on 5,936,447 shares of common stock issued and outstanding as of March 5, 2024 as reported in the Issuer’s Schedule 14f-1 Information Statement filed with the Securities and Exchange Commission on March 5, 2024. Pursuant to the Purchase and Sponsor Handover Agreement and effective March 26, 2024, (i) the Sponsor and certain insiders and anchor investors of the Issuer transferred and assigned 3,020,202 founder shares (including (a) 1,698,486 founder shares from the Sponsor, (b) 295,602 founder shares from each of BEA Holdings, LLC and m2 Enterprises Holdings, LLC and (c) 12,203 founder shares from MB Equity, LLC) and 3,875,000 warrants to purchase shares of the Issuer’s common stock in exchange for the New Sponsor assuming certain liabilities in an aggregate amount of approximately $500,000 of the Issuer and the Sponsor, including all ongoing expenses associated with and expected for the consummation of an initial business combination, costs and expenses incurred by the Issuer in the ordinary course of business or in connection with the transactions contemplated by the Purchase and Sponsor Handover Agreement, and $250,000 in cash payable upon the execution of a letter of intent to enter into a business combination by the Issuer with a potential target, and (ii) the New Sponsor became the sponsor of the Issuer. In connection with the transactions described above, the Sponsor also transferred 5,000 founder shares to an advisory and strategic communications firm as payment for certain investor relations and advisory services.

Messrs. Bostic and Morgan are the managers of Future Health ESG Associates 1, LLC. Mr. Bostic and his spouse own 100% of BEA Holdings, LLC. Mr. Morgan and his spouse own 100% of m2 Enterprises Holdings, LLC. Each of Messrs. Bostic and Morgan is a manager and 50% owner of MB Equity, LLC. Consequently, (i) Mr. Bostic may be deemed the beneficial owner of the shares held by Future Health ESG Associates 1, LLC, BEA Holdings, LLC, and MB Equity, LLC and has shared voting and dispositive control over such securities and (ii) Mr. Morgan may be deemed the beneficial owner of the shares held by Future Health ESG Associates 1, LLC, m2 Enterprises Holdings, LLC, and MB Equity, LLC and has shared voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 16, 2024

Future Health ESG Associates 1, LLC,
a Delaware limited liability company

By:	/s/ Bradley A. Bostic
Name: Bradley A. Bostic
Title: Manager

By:	/s/ Travis A. Morgan
Name: Travis A. Morgan
Title: Manager

/s/ Bradley A. Bostic
Bradley A. Bostic

/s/ Travis A. Morgan
Travis A. Morgan

m2 Enterprises Holdings, LLC,
an Indiana limited liability company

By:	/s/ Travis A. Morgan
Name: Travis A. Morgan
Title: Manager

BEA Holdings, LLC,
an Indiana limited liability company

By:	/s/ Bradley A. Bostic
Name: Bradley A. Bostic
Title: Manager

MB Equity, LLC,
an Indiana limited liability company

By:	/s/ Travis A. Morgan
Name: Travis A. Morgan
Title: Manager

By:	/s/ Bradley A. Bostic
Name: Bradley A. Bostic
Title: Manager

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 13, 2023 by and among Future Health ESG Associates 1, LLC, Bradley A. Bostic, Travis A. Morgan, m2 Enterprises Holdings, LLC, BEA Holdings, LLC, and MB Equity, LLC (previously filed with the Original 13G).